UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20594


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No 2)*


LPATH, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

548910-10-8
(CUSIP Number)


Check the following box if a fee is being paid with this statement
[   ].  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harris William Investors (William Harris Investors, Inc.)

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [    ]
(b) [    ]

3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER
7,067,881 (assumes exercise of 1,862,409 warrants into common stock 1:1)

6 SHARED VOTING POWER
NONE

7 SOLE DISPOSITIVE POWER
7,067,881 (assumes exercise of 1,862,409 warrants into common stock 1:1)

8 SHARED DISPOSITIVE POWER
NONE

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,067,881 (assumes exercise of 1,862,409 warrants into common stock 1:1)

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*[     ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
12.97% (assumes exercise of 1,862,409 warrants into common stock 1:1)

12 TYPE OF REPORTING PERSON*
IA

*SEE INSTRUCTION BEFORE FILLING OUT!


SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 13G
Under the Securities Exchange Act of 1934
Amendment No 2

Item 1(a) Name of Issuer:
LPATH, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
6335 Ferris Square, Suite A
San Diego, CA 92121

Item 2(a) Name of Person Filing:
William Harris Investors, Inc. (WHI)

Item 2(b) Address of Principal Business Office:
191 North Wacker Drive, Suite 1500
Chicago, IL  60606

Item 2(c) Citizenship:
The filing entity is a Delaware corporation

Item 2(d) Title of Class of Securities:
Class A Common Stock

Item 2(e) CUSIP Number:
548910-10-8

Item 3 Type of Person:
(e)[X] Investment Adviser registered under Section 203 of the
Investment Adviser Act of 1940

Item 4 Ownership at December 31, 2008:

(a) Amount beneficially owned:
7,067,881 (assumes exercise of 1,862,409 warrants into common stock 1:1)

(b) Percent of class:
12.97% (assumes exercise of 1,862,409 warrants into common stock 1:1)

Number of shares as to which the filing person has:
(i) Sole power to vote or to direct the vote:
7,067,881 (assumes exercise of 1,862,409 warrants into common stock 1:1)
(ii) Shared power to vote or to direct the vote:
NONE
(iii) Sole power to dispose or to direct the disposition of:
7,067,881 (assumes exercise of 1,862,409 warrants into common stock 1:1)
(iv) Shared power to dispose or to direct the disposition of:
NONE

Item 5 Ownership of Five Percent or Less of a Class:
Not applicable

Item 6 Ownership of More than Five Percent on Behalf of Another
Person:
The securities reported herein have been acquired on behalf of discretionary clients of WHI. Persons other than WHI are entitled to receive all dividends from, and proceeds from the sale of, those securities.

Item 7 Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company:
Not applicable

Item 8 Identification and Classification of Members of the Group:
Not applicable

Item 9 Notice of Dissolution of Group:
Not applicable

Item 10 Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date: February 12, 2009

Signature:/s/ David Novick

Name/Title: David Novick, Vice President and Chief Compliance Officer